Exhibit 99.1

SilverCrest Announces Q1 Production
201,101 Ounces Silver and 7,545 Ounces Gold

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC - April 15, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce silver and gold production numbers for the first quarter of 2014 from its 100% owned Santa Elena Mine located in Sonora, Mexico. For additional information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

Production Highlights of Q1, 2014 vs. Q1, 2013;

•	Silver production of 201,101 ounces; a 31% increase.
•	Gold production of 7,545 ounces; a 4% increase.
•	Silver equivalent(1) production of 653,801 ounces; a 17% increase.
•	Waste to ore ratio of 0.94 was consistent with the mine plan; a 78% decrease.
•	Ore Tonnes crushed decreased 21% to 200,982 tonnes with throughput averaging 2,233 tpd.
•	Average grades loaded on pad increased from 62.1gpt to 86.8 gpt (40%) for silver and from 1.54 to 1.79 gpt (16%) for gold.

N. Eric Fier, President and COO stated; “During the first three months of 2014, Santa Elena experienced lower ore and waste tonnes mined from the open pit as it approached the end of its mine life. However, metal production exceeded corporate guidance projections for the quarter. The Company continues to focus on the completion stages of the Santa Elena Expansion Plan which should significantly increase our annual precious metal production starting in mid-2014. The recently announced pit closure at Santa Elena may have some impact on Q2 production but SilverCrest maintains the previously announced 2014 corporate production guidance of 3.3 to 3.6 million ounces AgEq (60:1).”

Santa Elena Mine Operating Statistics:	Q1 2014	Q1 2013	% Change	Q4 2013	% Change
Silver ounces produced	201,101	153,481	31%	228,787	-12%
Gold ounces produced	7,545	7,225	4%	9,218	-18%
AgEq ounces produced (1)	653,801	556,667	17%	796,751	-18%

Silver ounces sold	198,800	157,088	27%	208,200	-5%
Gold ounces sold	7,650	7,370	4%	8,220	-7%
AgEq ounces sold (1)	657,800	568,380	16%	714,678	-8%

Tonnes Ore	161,879	257,726	-37%	248,725	-35%
Tonnes waste	151,695	1,100,362	-86%	405,616	-63%
Waste / ore ratio	0.94	4.27	-78%	1.63	-43%
Ore tonnes crushed	200,982	252,830	-21%	263,097	-24%
Average ore tonnes crushed per day	2,233	2,809	-21%	2,860	-22%
Average silver ore grade (gpt) loaded on pad	86.89	62.09	40%	81.58	7%
Average gold ore grade (gpt) loaded on pad	1.79	1.54	16%	1.82	-2%
Silver ounces delivered to pad	561,485	504,711	11%	690,104	-19%
Gold ounces delivered to pad	11,587	12,536	-8%	15,363	-25%
Ag : Au Ratio (1)	60.0:1	55.8:1	8%	61.6:1	-3%

(1) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget, prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

First quarter of 2014 metal production was down 12% and 18% for silver and gold, respectively, compared to Q4, 2013.  The decrease in silver and gold production was related to reduced ore tonnes mined and crushed in Q1 2014, which was somewhat offset by higher gold and silver grades.  Open pit mining and crushing activities were reduced in Q1 and ultimately discontinued on April 04, 2014. No further ore will be loaded on the leach pad with ongoing stockpiling of high grade underground ore for milling. Silver and gold production will continue from the pad until at least August 2014.

SilverCrest is now focusing on the accelerated development of the underground mine at Santa Elena with 2,480 metres of the main ramp driven to date (570m level), which will provide access to high grade mill feed starting in Q2 2014. Initially, the mill will process leach pad ore only and underground ore will be stockpiled. In late Q2, blending of leach pad and underground ore should begin with testing of optimal mix ratios in H2, 2014.

First Quarter Financial Results Release:

The Company plans to issue its first quarter financial results on Thursday, May 15, 2014.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

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adequacy or accuracy of this release.

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